Filed by CBS Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Viacom Inc.

Commission File No. 001-32686

Date: November 18, 2019

VIACOM AND CBS ANNOUNCE VIACOMCBS CORPORATE LEADERSHIP

NEW YORK, NY, November 18, 2019 — CBS (NYSE: CBS.A, CBS) and Viacom (NASDAQ: VIAB, VIA) today announced additional senior appointments for ViacomCBS’ corporate leadership. These appointments, which will be effective upon closing, will align key functions and operations to support ViacomCBS’ divisions and lines of business as the combined company pursues its differentiated growth strategy.

“Our team of highly accomplished corporate leaders will draw on their deep experience and expertise to help drive ViacomCBS’ success,” said Bob Bakish, President and Chief Executive Officer, Viacom, who will serve as President and Chief Executive Officer of ViacomCBS upon close. “They will identify strategic opportunities to grow and transform our businesses and ensure that we are fostering a dynamic, inclusive culture where our employees are empowered to succeed.”

Bakish continued, “With today’s appointments, we now have in place the entire senior management team for ViacomCBS, ensuring we will hit the ground running when the transaction closes in just a few weeks. Working together, these leaders will help us realize the full potential of our considerable assets and competitive strengths.”

The ViacomCBS corporate leaders being announced today include:

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Alex Berkett, Senior Vice President, Corporate Development & Strategy, Viacom, will become Executive Vice President, Corporate Development and Strategy, leading ViacomCBS’ efforts to identify, pursue and execute strategic growth opportunities, including acquisitions, partnerships, investments and joint ventures, across all of ViacomCBS’ businesses and geographies.

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Nancy Phillips will serve as Executive Vice President, Chief People Officer. As the leader of ViacomCBS’ global human resources organization, she will be responsible for driving the company’s human resources strategy and delivering global programs to create a positive employee experience and a culture of high performance. In this role, she will have oversight of the company’s HR business partners, talent acquisition, organizational effectiveness, learning and development, total rewards, people analytics and HR operations. She will also oversee global security. Phillips joins the company from Nielsen, where she served as Chief Human Resources Officer.

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Marva Smalls, Executive Vice President, Global Head of Inclusion Strategy, Viacom, will serve as Executive Vice President, Global Head of Inclusion of ViacomCBS, driving initiatives and fostering partnerships that promote and advance diversity and inclusion for ViacomCBS enterprise-wide both with internal and external stakeholders globally. In addition, she will retain her public affairs responsibilities for Nickelodeon as Executive Vice President, Public Affairs, Kids & Family Entertainment Brands, ViacomCBS Media Networks.

•

Jose Tolosa, Chief Transformation Officer of Viacom, will expand his responsibilities as Executive Vice President, Chief Transformation Officer. In this role, he will continue to oversee integration efforts for the combined company, with a focus on accelerating the evolution of its businesses. Tolosa will also lead ViacomCBS Strategic Planning, helping to set the company’s strategic priorities and support cross-company projects for senior management. Additionally, he will oversee the Global Business Services and Global Sourcing divisions, which will expand their scope, providing enterprise-wide services and helping drive synergies.

These corporate leadership announcements follow the previously announced appointments of Christa D’Alimonte as Executive Vice President, General Counsel and Secretary; Anthony DiClemente as Executive Vice President, Investor Relations; DeDe Lea as Executive Vice President, Global Public Policy and Government Relations; Julia Phelps as Executive Vice President, Chief Communications and Corporate Marketing Officer, and Christina Spade as Executive Vice President, Chief Financial Officer.

The merger of Viacom and CBS remains subject to customary closing conditions and is expected to close by early December.

Biographies

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Alex Berkett joined Viacom in August 2015 and most recently served as Senior Vice President of Corporate Development and Strategy, leading the company’s global activities related to strategy, corporate development and mergers and acquisitions. In this role, he worked closely with senior executives across the company to advise on and lead transaction negotiations. Prior to joining Viacom, Berkett served as Co-Founder and Executive Vice President of Townsquare Media where he was responsible for corporate development, mergers and acquisitions, all capital raising activities, legal affairs, investor relations, business development and corporate communications. Berkett co-founded Townsquare in 2010 with his partners from FiveWire Media, an investment firm he co-founded. In 2009, he joined FiveWire from J.P. Morgan’s Technology, Media & Telecom Investment Banking Group, which he joined following the firm’s acquisition of Bear, Stearns & Co. Inc. in 2008. Berkett spent 11 years at Bear Stearns, principally focused on media and technology mergers and acquisitions, ultimately rising to the level of Managing Director.

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Nancy Phillips has served as the Executive Vice President, Chief Human Resources Officer at Nielsen since 2017, while also serving on the Nielsen Foundation’s Board of Directors. Under her leadership, Nielsen was recognized for many awards including #2 on Forbes’ Employers for Diversity list and multiple Great Place to Work awards globally. Prior to joining Nielsen, she was Chief Human Resources Officer of Broadcom prior to its sale to Avago Technologies, the largest technology deal in history at that time. Before that, she led the HR organization for Hewlett Packard’s Imaging and Printing Group as well as the Enterprise Services business group, a global organization with more than 120,000 employees. Prior to HP, Phillips served as Executive Vice President and Chief Human Resources Officer for Fifth Third Bancorp, a diversified financial services company with $133 billion in assets. Earlier in her career, she spent 11 years with the General Electric Company serving in a variety of HR leadership roles. Phillips is active in a range of professional associations, and in 2006 she received a YWCA TWIN (Tribute to Women) award in Silicon Valley for her commitment to diversity. She is also a member of The Florida Bar beginning her career as an attorney. Phillips earned a B.A. in English from the University of Delaware and a J.D. from Samford University in Birmingham, Al.

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Marva Smalls is the Global Head of Inclusion Strategy at Viacom and Executive Vice President, Public Affairs & Chief of Staff at Nickelodeon. Smalls has more than three decades of leadership experience in the public and private sectors and is widely recognized as one of the most influential leaders in media. As Global Head of Inclusion Strategy, Smalls reports directly to Viacom’s CEO to drive Diversity & Inclusion worldwide. Her role includes implementing strategic initiatives that support innovation and business results, while creating the next generation of leaders. She has established Viacom’s Employee Resource Groups globally and has expanded key partnerships in international markets. At Nickelodeon, Smalls collaborates closely with the President in managing day-to-day operations, as well as overseeing all corporate responsibility initiatives and relationships with external advocates and regulators. Under her leadership, Nickelodeon has implemented award-winning pro-social campaigns. Smalls is a founding member of the Black Economic Alliance and serves on numerous boards including the American Theatre Wing, the International African American Museum, the James Beard Foundation, and Synovus Bank/South Carolina. Smalls holds graduate and undergraduate degrees from the University of South Carolina, where she was awarded an Honorary Doctorate of Humanities.

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Jose Tolosa has served as the Chief Transformation Officer of Viacom since November 2017. In this role, he guides the company’s transformation agenda, overseeing a team responsible for developing and executing initiatives to support and accelerate the evolution of Viacom’s media business and grow its consumer products, recreation and events businesses. Tolosa previously served as Chief Operating Officer of Viacom International Media Networks since 2015, leading the company’s international, pay-TV growth strategy and its expansion of VIMN content across multiple viewing platforms. In addition to his role as COO, Tolosa served as Executive Vice President, Global Strategy, Viacom Media Networks, leading a divisional team in developing a unified global strategic path for all of Viacom’s teen- and adult-oriented brands. Prior to this, Tolosa was Executive Vice President, Strategy, Business Development and Operations for VIMN since 2013, and Senior Vice President, Strategy and Business Development from 2009. In his 12-year career at Viacom, Tolosa has also acted in a number of pan-regional business development and strategy responsibilities in Latin America, Japan and India. Prior to joining Viacom, he was co-founder and COO at the HNMA Funding Company and held roles at The Parthenon Group, Bear Stearns & Co., Inc. and Claxson Interactive Group. Tolosa holds a B.S. in Finance and Accounting from Georgetown University and an MBA from the Harvard Business School.

About CBS

CBS Corporation (NYSE: CBS.A and CBS) is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. The Company has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the U.S. and one of the world’s largest libraries of entertainment content, making its brand – “the Eye” – one of the most-recognized in business. The Company’s operations span virtually every field of media and entertainment, including cable, publishing, local TV, film and interactive. CBS’ businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), Network 10 Australia, CBS Television Studios, CBS Global Distribution Group, CBS Consumer Products, CBS Home Entertainment, CBS Interactive, CBS All Access, the Company’s direct-to-consumer digital streaming subscription service, CBS Sports Network, CBS Films, Showtime Networks, Pop, Smithsonian Networks, Simon & Schuster, CBS Television Stations and CBS Experiences. For more information, go to http://www.cbscorporation.com.

About Viacom

Viacom (NASDAQ: VIAB, VIA) creates entertainment experiences that drive conversation and culture around the world. Through television, film, digital media, live events, merchandise and solutions, its brands connect with diverse, young and young at heart audiences in more than 180 countries.

For more information on Viacom and its businesses, visit http://www.viacom.com. Keep up with Viacom news by following it on Twitter (twitter.com/Viacom), Facebook (facebook.com/Viacom) and LinkedIn (linkedin.com/company/Viacom).

Important Information About the Pending Merger Between CBS and Viacom and Where To Find It

In connection with the pending merger between CBS Corporation (“CBS”) and Viacom Inc. (“Viacom”), CBS has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333 234238) (the “Registration Statement”) that includes a joint consent solicitation statement of CBS and Viacom and that also constitutes a prospectus of CBS (the “joint consent solicitation statement / prospectus”). The Registration Statement was declared effective by the SEC on October 25, 2019. Viacom and CBS commenced mailing the definitive joint consent solicitation statement

/ prospectus to Viacom stockholders and CBS stockholders on or about October 28, 2019. This communication is not a substitute for the joint consent solicitation statement / prospectus or Registration Statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE JOINT CONSENT SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, which includes the joint consent solicitation statement / prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the pending merger and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the pending merger or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the pending merger may not be completed on anticipated terms and timing, (ii) a condition to closing of the pending merger may not be satisfied, (iii) the anticipated tax treatment of the pending merger may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the pending merger, (v) litigation relating to the pending merger against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the pending merger, (vii) any negative effects of the announcement, pendency or consummation of the pending merger on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the pending merger, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the pending merger will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the pending merger, are more fully discussed in the joint consent solicitation statement / prospectus included in the Registration Statement. While the list of factors presented here and the list of factors presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Viacom

Justin Dini, Senior Vice President, Corporate Communications

(212) 846-2724

Justin.Dini@viacom.com

CBS

Dana McClintock, Executive Vice President, Chief Communications Officer

(212) 975-1077

Dlmcclintock@cbs.com

Kelli Raftery, Executive Vice President, Communications

(212) 975-3161

Kelli.Raftery@cbs.com

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